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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67655

SEC Mail Processing
SEP 27 2018
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 Sorrento Valley Road, Suite 220
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-241-4586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303 (Address) Coconut Creek (City) FL (State) 33073 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA VALDES
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2369430
MY COMMISSION EXPIRES FEB. 5, 2023

Patricia Valdes
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17A-5

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2018

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2018

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Xnergy Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC as of June 30, 2018, the related statement of income, changes in member's equity and cash flows for the year then ended, the related notes and schedules, (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Xnergy Financial, LLC's management. Our responsibility is to express an opinion on Xnergy Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Xnergy Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Determination of Reserve requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial, LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Determination of Reserve requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to possession or Control Requirements Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Xnergy Financial, LLC's auditor since August 2018.
Coconut Creek, Florida
September 25, 2018

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2018

ASSETS		
Current assets:		
Cash	$	194,024
Other assets:		
Security deposit		6,854
Total other assets		6,854
Total assets	$	200,878
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Current liabilities:		
Accrued expenses	$	9,756
Total liabilities		9,756
Member's Equity		191,122
Total liabilities and member's equity	$	200,878

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2018

Revenues:	
Investment banking fees	$ 1,282,963
Other income	555
Total revenues	1,283,518
Expenses:	
Professional and consulting fees	288,979
Rent	19,852
Regulatory, licensing and fees	6,991
Office expense	2,203
Computer expense	1,125
Insurance	2,925
Total expenses	322,075
Net income	961,443

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JUNE 30, 2018

Balance, July 1, 2017	$ 242,946
Add: Contributions by member	17,437
Less: Distributions to member	(1,030,704)
Net income	961,443
Balance, June 30, 2018	$ 191,122

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2018

Net income	$	961,443
Adjustments to reconcile net income to		
Cash from operating activities:		
Increase in accounts payable and accrued expenses		7,760
Net cash provided by operating activities		969,203
Cash flows from investing activities		
Cash flows from financing activities		
Member's contributions		17,437
Members' distributions		(1,030,704)
Net cash used by financing activities		(1,013,267)
Net decrease in cash		(44,064)
Cash - beginning of the period		238,088
Cash - end of the period	$	194,024
Supplemental disclosure of cash flow information:		
Cash paid during the period for :		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2018

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America. These financial statements cover the year ended June 30, 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2018.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2018

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3].

Concentrations

For the year ended June 30, 2018, the Company had two customers that comprised approximately 77% of total revenue.

The Company maintains its cash in bank accounts at high quality financial institutions. The balances at times, may exceed federally insured limits. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal. At June 30, 2018, the Company did not have any cash in excess of federally insured limits.

Revenue recognition

Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. The Company also charges a non-refundable compliance fee which is recognized upon execution of an agreement with the customer.

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and, thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return.
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – continued

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2018, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2018, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2015.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the FASB issued Accounting Standards Update ("ASU") ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), that outlines a comprehensive five-step revenue recognition model based on the principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB approved a one year deferral of the effective date of ASU 2014-09, and is applicable for annual reporting periods beginning after December 15, 2017, with an option that would permit companies to adopt the standard as early. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP. ASU 2014-09 may be adopted either retrospectively or on a modified retrospective basis whereby it would be applied to new contracts and existing contracts with remaining performance obligations as of the effective date, with a cumulative catch-up adjustment recorded to beginning retained earnings at the effective date for those contracts. The updated standard is effective for us on July 1, 2018. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is complete. As a result of the evaluation performed, the Company noted that there are no changes to the timing and recognition of revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – continued

recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard will be effective for us on July 1, 2019 and the Company is currently evaluating the impact of adoption on its financial position, results of operations and liquidity.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 3 –SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855 , *Subsequent Events,* through September 25, 2018, the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($650 at June 30, 2018), whichever is higher. At June 30, 2018, the Company had net capital of $179,268 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 5.29 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 5 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LL. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2018 were approximately $20,000.

Note 6 – COMMITMENTS AND CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, and the like.

The Company is obligated under a non-cancelable operating lease for property located in San Diego, CA which is the Company's primary corporate office expiring on May 31, 2019. Total minimum future annual rentals under the lease agreement, exclusive of real estate taxes and related costs, are $20,068 for the year ending June 30, 2019. Rent expense under the lease was $19,852 for the year ended June 30, 2018.

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

Schedule I -of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

JUNE 30, 2018

Credit Factors		
Member's Equity		$ 191,122
Total credit factors		191,122
Debit Factors		
Security Deposit		6,854
Net Capital		184,268
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 179,268
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	9,756	
Divided by: Net capital	184,268 = 5.29%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 9,756

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Net capital, as reported in Company's Part II (unaudited) Focus report.	182,688
Inreases resulting from June 30, 2018 audit adjustments, net.	1,600

XNERGY FINANCIAL, LLC

June 30, 2018

Schedule II
Determination of Reserve requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation According to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(i) exemptive provision.

Xnergy
Investment Banking

Assertions Regarding Exemption Provisions

We, as members of management of (*Xnergy Financial LLC*) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 *(k)(2)(i)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2017 through June 30, 2018.

Xnergy Financial LLC

By:
Robert Calamunci
Chief Financial Officer
September 25, 2018

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Xnergy Financial, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Xnergy Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Xnergy Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(i), Information Relating to Possession or Control and Determination of Reserve Requirements and Custody of Securities (exemption provisions) and (2) Xnergy Financial, LLC stated that Xnergy Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Xnergy Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Xnergy Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), Information Relating to Possession or Control and Determination of Reserve Requirements and Custody of Securities of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

September 25, 2018

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Xnergy Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Xnergy Financial, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Xnergy Financial, LLC for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Xnergy Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Xnergy Financial, LLC's management is responsible for Xnergy Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Coconut Creek, Florida

September 25, 2018

XNERGY FINANCIAL, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

For the Period July 1, 2017 through June 30, 2018

Period Covered	Date Paid	Amount
General assessment reconciliation for the period July 1, 2017 through June 30, 2018		$ 1,925
Payment schedule:		
SIPC-6	1/15/2018	152
SIPC-7	7/17/2018	1,740
SIPC-7	7/25/2018	16
SIPC-7	9/5/2018	17
Balance Due		$ -